Exhibit 21.1

Subsidiaries BitGo Holdings, Inc.

Name of Subsidiary	Jurisdiction
BitGo Bank & Trust, NA	US - South Dakota
BitGo Prime LLC	US - Delaware
BitGo, Inc.	US - Delaware
BitGo Custody MENA FZE (UAE)	Dubai
BitGo Europe LTD	United Kingdom
BitGo Hong Kong Ltd	Hong Kong
BitGo Technologies LLC	US - Delaware